PORTAL RESOURCES LTD.

SPECIAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the holders (“shareholders”) of common shares (“Common Shares”) of Portal Resources Ltd. (the “Company”) by management of the Company in connection with the solicitation of proxies to be voted at a special meeting (the “Meeting”) of the shareholders to be held on Friday, March 23, 2012 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders.  A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the Proxy form or by completing another form of proxy.  To be used at the meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or, if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time at which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting.  Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost.  The cost of solicitation by management of the Company will be borne by the Company.

Non-Registered Holders

The information set out in this section is important to many shareholders as a substantial number of shareholders do not hold their Common Shares in their own name.

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting.  In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

Pursuant to National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of proxy-related materials in connection with this Meeting (including this Information Circular) to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Intermediaries often use service companies to forward the proxy-related materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form.  In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Investor Services Inc. as described under “Solicitation of Proxies” above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own.  Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Revocability of Proxies

A registered shareholder who has given a proxy may revoke it by an instrument in writing that is

(a)

received at the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day before the day set for the holding of the Meeting or any reconvened (if previously adjourned) meeting at which the proxy is to be used, or

(b)

provided to the Chair of the Meeting, at the Meeting, before any vote in respect of which the proxy is to be used shall have been taken,

or in any other manner provided by law.

Non-Registered Holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Voting of Proxies

Common Shares represented by a shareholder’s Proxy form will be voted or withheld from voting in accordance with the shareholder’s instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.  In the absence of any instructions, the management-designated proxy holder named on the Proxy form will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof.  At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares carry voting rights at the Meeting with each Common Share carrying the right to one vote.  The Board of Directors has fixed February 17, 2012 as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting.  As of February 17, 2012, 48,745,539. Common Shares were issued and outstanding as fully paid and non-assessable.

To the knowledge of the directors and executive officers of the Company, as at February 17, 2012, no person beneficially owned, or controlled or directed, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s issued and outstanding Common Shares, except for the following:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Pinetree Capital Ltd.	6,000,500	12.3%

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Company’s Articles, the quorum for the transaction of business at the Meeting consists of one person who is, or who represents by proxy, a shareholder or shareholders holding (in the aggregate) at least 5% of the Company’s issued shares entitled to be voted at the Meeting.

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting and described under “Particulars of Matters to be Acted Upon”.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed herein and except insofar as they may be shareholders, warrantholders and optionholders of the Company, no person who has been a director or executive officer of the Company at any time since July 1, 2010 or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein or as disclosed in a previous information circular of the Company, no informed person (i.e. insider) of the Company, and no associate or affiliate of any informed person has had any material interest, direct or indirect, in any transaction since July 1, 2010 or in any proposed transaction which has materially affected or would materially affect the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment to Authorized Share Capital

In order to provide the Company with greater flexibility to proceed with equity financings, the Board of Directors of the Company has recommended that the Company amend its Notice of Articles to alter its authorized share capital from 100,000,000 Common Shares and 100,000,000 Preferred Shares to an unlimited number of Common Shares and an unlimited number of Preferred Shares.

Accordingly, at the Meeting the shareholders will be asked to pass the following ordinary resolution:

“BE IT RESOLVED, as an ordinary resolution, that:

(a)

the maximum number of shares which the Company is authorized to issue, including the maximum number of Common shares without par value and maximum number of Preferred shares without par value, be eliminated so that the Company is authorized to issue an unlimited number of Common shares without par value and an unlimited number of Preferred shares without par value;

(b)

the Company’s Notice of Articles be altered accordingly;

(c)

any one director or officer of the Company be and he is hereby authorized to execute and deliver all such documents and instruments, including the required Notice of Alteration, and to do such further acts, as may be necessary to give full effect to the foregoing; and

(d)

the Board of Directors of the Company is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the foregoing resolution without further approval, ratification or confirmation by the shareholders of the Company.”

A simple majority of the votes cast at the Meeting in person or by proxy is required in order to pass the above resolution.

Share Consolidation

Shareholders are being asked to consider, and if deemed appropriate, to approve an ordinary resolution to consolidate the Company’s issued and outstanding Common Shares (the “Share Consolidation”) on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares (the “Consolidation Ratio”).  Subject to the approval of the TSX Venture Exchange (the “Exchange”), approval of the ordinary resolution by holders of Common Shares would give the Board of Directors authority to implement the Share Consolidation at any time prior to the next annual meeting of shareholders.  Notwithstanding approval of the proposed Share Consolidation by the shareholders, the Board of Directors, in its sole discretion, may revoke the resolution and abandon the Share Consolidation without further approval or action by or prior notice to the shareholders.

The background to and reasons for the Share Consolidation, and certain risks associated with the Share Consolidation and related information, are described below.

Background to and reasons for the Share Consolidation

The Board of Directors believes that it is in the best interests of the Company to reduce the number of outstanding Common Shares by way of the Share Consolidation. The potential benefits of the Share Consolidation include:

-

Greater investor interest − a higher post-consolidation Common Share price could help generate interest in the Company among investors, as a higher anticipated Common Share price may meet investing guidelines for certain institutional investors and investment funds that may be prevented under their investing guidelines from investing in the Common Shares at the current price;

-

Improved trading liquidity – an increased interest from investors may ultimately improve the trading liquidity of the Common Shares; and

-

Raise additional capital at a higher price per share – the higher anticipated price of the post-consolidation Common Shares will allow the Company to raise additional capital through the sale of additional Common Shares at a higher price per Common Share than would be possible in the absence of the Share Consolidation.

The Share Consolidation is subject to the approval of the Exchange.  As a condition to the approval of a consolidation of shares listed for trading on the Exchange, the Exchange requires, among other things, that an Exchange-listed issuer continue to meet the Exchange’s “Continued Listing Requirements” after the share consolidation.  In order for the Company to continue to meet the applicable Continued Listing Requirements, the Company must have at least 150 “public shareholders” (as defined under Exchange policies) holding a certain minimum number of Common Shares, each free of “resale restrictions” (as defined under Exchange policies), after completion of the Share Consolidation.  As a result, the Board of Directors may determine that it is necessary to implement a lower Consolidation Ratio in order to satisfy the applicable Continued Listing Requirements and obtain approval of the Share Consolidation from the Exchange.  The Board of Directors may also determine to implement a lower Consolidation Ratio for other reasons, such as to adjust to a higher stock price for the Company’s shares or to reflect an increase in the actual or expected value of the Company’s assets.

If the ordinary resolution is approved, the Share Consolidation would be implemented, only upon a determination by the Board of Directors that it is in the best interests of the Company at that time.  In connection with any determination to implement the Share Consolidation, the Board of Directors will set the timing for the Share Consolidation to become effective, which the Board currently anticipates will be as soon as practicable following the Meeting.  No further action on the part of shareholders would be required in order for the Board to implement the Share Consolidation.

If the Board does not implement the Share Consolidation prior to the next annual meeting of shareholders, the authority granted by the ordinary resolution to implement the Share Consolidation on these terms would lapse and be of no further force or effect.  The ordinary resolution also authorizes the Board of Directors to elect not to proceed with, and abandon, the Share Consolidation at any time if it determines, in its sole discretion, to do so.

Certain Risks associated with the Share Consolidation

-

The Company’s total market capitalization immediately after the proposed Share Consolidation may be lower than immediately before the proposed Share Consolidation - There are numerous factors and contingencies that could affect the Common Share price prior to or following the Share Consolidation, including the status of the market for the Common Shares at the time, the status of the Company’s reported financial results in future periods, and general economic, geopolitical, stock market and industry conditions. Accordingly, the market price of the Common Shares may not be sustainable at the direct arithmetic result of the Share Consolidation (for example, based on the closing price of the Common Shares on February 17, 2012 of $0.045 per Common Share, the direct arithmetic result of the Share Consolidation would be a post-consolidation market price of $0.225 per Common Share), and may be lower. If the market price of the Common Shares is lower than it was before the Share Consolidation on an arithmetic equivalent basis, the Company’s total market capitalization (the aggregate value of all Common Shares at the then market price) after the Share Consolidation may be lower than before the Share Consolidation.

-

A decline in the market price of the Common Shares after the Share Consolidation may result in a greater percentage decline than would occur in the absence of the Share Consolidation, and the liquidity of the Common Shares could be adversely affected following the Share Consolidation - If the Share Consolidation is implemented and the market price of the Common Shares declines, the percentage decline may be greater than would occur in the absence of the Share Consolidation. The market price of the Common Shares will, however, also be based on the Company’s performance and other factors, which are unrelated to the number of Common Shares outstanding.  Furthermore, the liquidity of the Common Shares could be adversely affected by the reduced number of Common Shares that would be outstanding after the Share Consolidation.

-

The Share Consolidation may result in some shareholders owning “odd lots” of less than 100 Common Shares on a post-consolidation basis, which may be more difficult to sell, or require greater transaction costs per Common Share to sell - The Share Consolidation may result in some shareholders owning “odd lots” of less than 100 Common Shares on a post-consolidation basis. “Odd lots” may be more difficult to sell, or require greater transaction costs per Common Share to sell, than Common Shares held in “board lots” of even multiples of 100 Common Shares.

Procedure for Implementing the Share Consolidation, Notice of Consolidation and Letter of Transmittal

If the ordinary resolution is approved by shareholders and the Board of Directors decides to implement the Share Consolidation, the Company will promptly file a Notice of Alteration with the British Columbia Registrar of Companies under the Business Corporations Act (British Columbia) (the “Act”) in the form prescribed by the Act to amend the Company’s Notice of Articles. The Share Consolidation will become effective on the date of such filing provided that, in any event, such date will be prior to the next annual meeting of shareholders.

Promptly after the date of filing of the Notice of Alteration, the Company will give written notice thereof to all registered shareholders and will provide them with a form of a letter of transmittal to be used for the purpose of surrendering their certificates representing the currently outstanding Common Shares to the Company’s registrar and transfer agent in exchange for new share certificates representing whole post-consolidation Common Shares.  After the Share Consolidation, current issued share certificates representing pre-consolidation Common Shares will: (a) constitute good delivery for the purposes of trades of post-consolidation Common Shares; and (b) be deemed for all purposes to represent the number of post-consolidation Common Shares to which the shareholder is entitled as a result of the Share Consolidation.  No delivery of a new share certificate to a shareholder will be made until the shareholder has surrendered his, her or its current issued share certificates.

Effect on Non-Registered Holders

Non-Registered Holders holding their Common Shares through a bank, broker or other nominee should note such banks, brokers or other nominees may have different procedures for processing the Share Consolidation than those that will be put in place by the Company for registered shareholders. All Non-Registered Holders who hold Common Shares with a bank, broker or other nominee are encouraged to contact their nominees to obtain instructions for processing the Share Consolidation.

No Fractional Shares to be Issued

No fractional Common Shares will be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Common Share upon the Share Consolidation, such fraction will be rounded down to the nearest whole number of Common Shares.

Effects of the Share Consolidation on the Common Shares

If approved and implemented, the Share Consolidation will occur simultaneously for all of the Common Shares and the Consolidation Ratio will be the same for all of such Common Shares. Except for any variances attributable to fractional shares, the change in the number of issued and outstanding Common Shares that will result from the Share Consolidation will cause no change in the capital attributable to the Common Shares and will not materially affect any shareholder's percentage ownership in the Company, even though such ownership will be represented by a smaller number of Common Shares.

In addition, the Share Consolidation will not materially affect any shareholder’s proportionate voting rights.  Each Common Share outstanding after the Share Consolidation will be entitled to one vote and will be fully paid and non-assessable.

The principal effects of the Share Consolidation will be that the number of Common Shares issued and outstanding will be reduced from 48,745,539 Common Shares as of February 17, 2012 to approximately 9,749,107 Common Shares.  The implementation of the Share Consolidation would not affect the total shareholders’ equity of the Company or any components of shareholders’ equity as reflected on the Company’s financial statements except: (i) to change the number of issued and outstanding Common Shares; and (ii) to change the stated capital of the Common Shares to reflect the Share Consolidation.

No Dissent Rights

Under the Act, shareholders do not have dissent and appraisal rights with respect to the proposed Share Consolidation.

Name Change in Conjunction with Share Consolidation

If the ordinary resolution is approved and the Company proceeds to implement the Share Consolidation, the Company will also change its name from “Portal Resources Ltd.” to “Galileo Petroleum Ltd.” or such other name as the Board of Directors may determine (the “Name Change”).  Pursuant to the Company’s Articles, the directors of the Company may change the name of the Company by directors’ resolution.  If the ordinary resolution to approve the Share Consolidation is not passed at the Meeting, the Board of Directors will not proceed with the Name Change.  The Name Change will be subject to the approval of the Exchange.

Resolution

The text of the proposed resolution to approve the Share Consolidation is as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

Subject to the approval of the TSX Venture Exchange (the “Exchange”), the Company is hereby authorized to consolidate all of the issued and outstanding common shares without par value of the Company (the “Shares”) on the basis of one (1) post-consolidation Share for every five (5) pre-consolidation Shares, or such other consolidation ratio that the Board of Directors of the Company deem necessary in order for the Company to meet its public distribution requirements on a post-consolidation basis pursuant to the policies of the Exchange, provided that such ratio shall be no greater than one (1) post-consolidation Share for every five (5) pre-consolidation Shares (the “Share Consolidation”).

2.

Upon the Share Consolidation, no fractional Share will be issued and the number of Shares to be received by a shareholder of the Company shall be rounded down to the nearest whole Share in the event that such shareholder would otherwise be entitled to receive a fractional Share;

3.

The Notice of Articles of the Company shall be amended, as applicable, in order to reflect the Share Consolidation, and any one officer or director of the Company is authorized to execute and deliver a Notice of Alteration in the prescribed form to the British Columbia Registrar of Companies;

4.

Any officer or director of the Company is hereby authorized to execute and deliver all such other documents and to do all acts and things necessary or desirable to give effect to this ordinary resolution, including, without limitation, the determination of the effective date of the Consolidation, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

5.

Notwithstanding any of the foregoing, the Board of Directors of the Company is hereby authorized, at its sole discretion and without further approval of or notice to the shareholders of the Company, to revoke this ordinary resolution at any time before it is acted upon and for greater certainty, this ordinary resolution shall be revoked if the Exchange does not consent to the proposed Share Consolidation or if the Share Consolidation is not implemented prior to the next annual meeting of shareholders of the Company.”

A simple majority of the votes cast at the Meeting in person or by proxy is required in order to pass the above resolution.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its financial year ended June 30, 2011 which are available on SEDAR and may also be obtained by sending a written request to the President of the Company at the Company’s head office located at Suite 750, 625 Howe Street, Vancouver, British Columbia V6C 2T6.

DATED the 23rd day of February, 2012.

BY ORDER OF THE BOARD

“David N. Hottman”

David N. Hottman

President, Chairman and Chief Executive Officer